UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-33085

RR MEDIA LTD.
(Translation of registrant’s name into English)

RR Media Building, Hanegev Street, POB 1056
Airport City 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On July 6, 2016, RR Media Ltd., or RR Media, consummated its previously reported merger transaction, whereby it was acquired by SES S.A., or SES, a Luxembourg company. Pursuant to the transaction, RR Media merged with a wholly-owned, indirect subsidiary of SES, and each ordinary share, par value NIS 0.01 per share, or Ordinary Share, of RR Media, was canceled, entitling the holder thereof to receive $13.291 of cash consideration (subject to the withholding of any applicable taxes). The merger transaction was described further in the Proxy Statement, dated March 17, 2016, that was annexed as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission, or the SEC, on March 17, 2016.

RR Media has notified the NASDAQ Stock Market LLC, or NASDAQ, of the completion of the merger, and the trading of RR Media’s Ordinary Shares on NASDAQ has been halted as of the start of trading on July 6, 2016 and will be suspended effective as of the close of trading on that same day.  RR Media has also requested that NASDAQ file a delisting application on Form 25 with the SEC to report the delisting of the Ordinary Shares from NASDAQ. RR Media furthermore expects to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended, and to cease to report to the SEC, approximately 10 days after the closing of the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR MEDIA LTD. (registrant)

Date: July 6, 2016	By:	/s/ Orna Naveh Name: Orna Naveh Title: General Counsel & Company Secretary